Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Crestwood Midstream Partners LP for the registration of common units issuable upon conversion of Class A Convertible Preferred Units and to the incorporation by reference therein of our report dated February 28, 2014, with respect to the consolidated financial statements and schedule of Inergy Midstream, L.P. included in the Annual Report (Form 10-KT) of Crestwood Midstream Partners LP for the three month period ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

July 9, 2014